May 10, 2024

VIA EDGAR

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 3 to the Registration Statement on Form S-3

Filed on February 7, 2024

File No. 333-275127

Dear Ms. Liz Packebusch and Ms. Laura Nicholson,

Clean Energy Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 29, 2024, relating to the above referenced Amendment No. 3 to the Registration Statement on Form S-3 (the “Amendment No. 3”). The Company is concurrently submitting another amendment to the Registration Statement (the “Amendment No. 4”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment No. 3), all page references herein correspond to the page of the Amendment No. 4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-3 filed on February 7, 2024

Cover Page

1.	With respect to the registrant’s belief that Clean Energy Technologies Inc., the PRC Subsidiaries and the VIE are not required to complete the filing with the CSRC for this offering, please disclose how the registrant reached such conclusion, including whether you are relying on the opinion of counsel. If you are relying on the opinion of counsel for such conclusion, please identify counsel in the registration statement, and file a consent from counsel.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page. The PRC counsel’s consent is filed as Exhibit 23.3 to the Amendment No.4.

2.	We note your response to prior comment 2 and your disclosure that you do not believe that Clean Energy Technologies Inc., the PRC Subsidiaries or the VIE are required to complete the filing with the CSRC for this offering based on certain facts, including that your “business activities are not primarily conducted in mainland China.” Please disclose the basis for your statement that your business activities are not primarily conducted in mainland China. In that regard, we note your disclosure on page 15 of your quarterly report on Form 10-Q for the quarter ended September 30, 2023 regarding the significance of net sales by CETY HK LNG Trading, and the significance of revenue from China. Similarly, we note your disclosure on page 8 of your registration statement regarding the significance of revenues from the VIE and its consolidated subsidiary and the significance of revenues from your Chinese subsidiaries.

Response: We note the Staff’s comment and have revised the quoted statement on the cover page and on page 12.

3.	We note your revised disclosure that as of January 4, 2024, the aggregate market value of your outstanding common stock held by non-affiliates was approximately $59,949,156.15, based on 39,182,455 shares of your outstanding common stock that were held by nonaffiliates on such date and a price of $1.53 per share. However, such disclosure does not appear to be consistent with your disclosure on page 17 that as of the date of this prospectus, you have 37,211,738 shares of common stock issued and outstanding. Please revise to reconcile such disclosures. We also note the significant change in your cover page disclosure regarding the number of shares of your common stock that were held by non-affiliates as of January 4, 2024 as compared to your cover page disclosure as of December 1, 2023 in your prior amendment. Please tell us the nature of the transactions resulting in such change since December 1, 2023.

Response: We note the Staff’s comment and have revised the disclosure on page 17 to reflect the correct number of shares of our common stock issued and outstanding as of the date of the Amendment No. 4. We have further revised the disclosure on the cover page regarding the number of shares of our common stock held by non-affiliates. In Amendment No. 3, the overall number of shares of our issued and outstanding common stock, instead of those held by non-affiliates, was inadvertently used to calculate the public float. We respectfully submit that there have been no transactions resulting in a significant change in the number of shares of our common stock held by non-affiliates since December 1, 2023.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP